UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

____________________

Commission File Number: 000-56491

ALR Technologies SG Ltd.

(Translation of registrant’s name into English)

9 Raffles Place #26-01 Republic Plaza
Singapore Singapore 048619

(Address of principal executive office)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

ALR TECHNOLOGIES SG LTD.

TABLE OF CONTENTS

PART I. FINANCIAL INFORMATION

Item 1.	Condensed Interim Consolidated Financial Statements.
	Condensed Interim Consolidated Balance Sheets (unaudited)	4
	Condensed Interim Consolidated Statements of Operations and Comprehensive Loss (unaudited)	5
	Condensed Interim Consolidated Statements of Cash Flows (unaudited)	6
	Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficit (unaudited)	7
	Notes to Condensed Interim Consolidated Financial Statements (unaudited)	9

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	31

Item 3.	Quantitative and Qualitative Disclosures About Market Risk.	44

Item 4.	Controls and Procedures.	44

	PART II. OTHER INFORMATION

Item 1.	Legal Proceedings.	45

Item 1A.	Risk Factors.	45

Item 3.	Defaults Upon Senior Securities.	45

Item 5.	Other Information.	45

Signatures		46

PART I. FINANCIAL INFORMATION

ITEM 1.	CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Financial Statements

June 30, 2023 and 2022

(unaudited)

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Balance Sheets

($ United States)

(Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash	$411,248	$148,628
Accounts receivable	185,285	—
Prepaid expenses	84,029	228,661
Total assets	$680,562	$377,289

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$1,307,890	$1,342,872
Deferred revenue	160,000	—
Promissory notes payable to related parties	3,091,966	3,091,966
Promissory notes payable	2,163,368	2,163,368
Interest payable	4,904,305	4,662,731
Lines of credit from related parties	16,788,297	15,828,155
Total current liabilities	28,415,826	27,089,092

Long-term liabilities:
Loan payable to related parties	1,982,114	1,842,982
Total liabilities	30,397,940	28,932,074

Shareholders’ Deficit
Ordinary shares	30,912,769	28,040,825
Additional paid-in capital	55,652,127	56,032,129
Accumulated other comprehensive income (loss) – cumulative translation differences	(738)	6,147
Accumulated deficit	(116,281,536)	(112,633,886)
Total shareholders’ deficit	(29,717,378)	(28,554,785)
Total liabilities and shareholders’ deficit	$680,562	$377,289

Basis of presentation, nature of operations and going concern (note 1)

Subsequent events (note 12)

See accompanying notes to the condensed interim consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

($ United States)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Revenue	$—	$980	$—	$2,023
Cost of revenue	—	(444)	—	(1,038)
Gross margin	—	536	—	985

Operating Expenses
Product development costs	652,759	121,551	934,771	249,771
Professional fees	139,925	352,943	289,907	524,560
Selling, general and administrative expenses	473,373	454,680	993,261	1,009,505
Total operating expenses	1,266,057	929,174	2,217,939	1,783,836

Loss before other items	(1,266,057)	(928,638)	(2,217,939)	(1,782,851)

Other Items
Interest expense	(650,569)	(559,128)	(1,290,711)	(1,109,764)
Loss on settlement of debt	—	—	(139,000)	—
Total other items	(650,569)	(559,128)	(1,429,711)	(1,109,764)

Net Loss	(1,916,626)	(1,487,766)	(3,647,650)	(2,892,615)
Other Comprehensive Loss
Exchange difference on translating foreign operations	2	6,067	(6,885)	5,136

Comprehensive Loss for the period	$(1,916,624)	$(1,481,699)	$(3,654,535)	$(2,887,479)

Weighted average number of shares of common stock outstanding, basic and diluted	574,133,511	545,491,844	565,222,400	544,104,125

Loss per share, basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)

See accompanying notes to the condensed interim consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Statements of Cash Flows

($ United States)

(Unaudited)

	Six Months Ended June 30,
	2023	2022

OPERATING ACTIVITIES
Net loss	$(3,647,650)	$(2,892,615)
Share-based compensation-product development costs	731,272	118,586
Share-based compensation-selling, general and administrative	453,217	382,157
Share-based compensation-professional fees	36,582	17,916
Loss on settlement of debt	139,000	—
Interest expense on lines of credit	812,689	777,515
Non-cash imputed interest expenses	52,216	52,271
Unrealized foreign exchange	(19,140)	—
Interest accretion on loan payable	22,634	—
Borrowing costs on non-current loan payable	70,704	—
Accrued interest on non-current loan payable	64,934	—
Bonuses settled by issuance of shares	—	245,000
Changes in operating assets and liabilities
Increase in accounts receivable	(185,285)	—
Decrease (increase) in prepaid expenses	193,632	(10,036)
Increase in accounts payable and accrued liabilities	227,018	324,650
Increase in deferred revenue	160,000	—
Increase in interest payable	265,574	277,421

Net cash used in operating activities	(622,603)	(707,135)

FINANCING ACTIVITIES
Proceeds from lines of credit	260,125	438,165
Proceeds from promissory notes	—	294,358
Repayment of lines of credit interest	(112,672)	(137,475)
Proceeds from sales of ordinary shares	744,655	25

Net cash provided by financing activities	892,108	595,073

Effect of foreign exchange on cash	(6,885)	5,136

Change in cash	262,620	(106,926)
Cash, beginning of period	148,628	115,922
Cash, end of period	$411,248	$8,996

See accompanying notes to the condensed interim consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2020 to June 30, 2023

(Unaudited)

	Ordinary Shares
	Number of Shares	Amount	Obligation to Issue Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2021	542,716,344	27,670,800	—	50,043,543	(11,409)	(102,015,077)	(24,312,143)
Issuance of ordinary shares for settlement of debt and bonuses	9,250,000	370,000	—	—	—	—	370,000
Issuance of ordinary shares for cash	500	25	—	—	—	—	25
Imputed interest	—	—	—	104,494	—	—	104,494
Discount on loan payable	—	—	—	113,912	—	—	113,912
Stock options granted as compensation	—	—	—	5,770,180	—	—	5,770,180
Exchange difference on translating foreign operations	—	—	—	—	17,556	—	17,556
Net loss for the year	—	—	—	—	—	(10,618,809)	(10,618,809)

Balance, December 31, 2022 carried forward	551,966,844	$28,040,825	$—	$56,032,129	$6,147	$(112,633,886)	$(28,554,785)

See accompanying notes to condensed interim consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2020 to June 30, 2023

(Unaudited)

	Ordinary Shares
	Number of Shares	Amount	Obligation to Issue Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2022 brought forward	551,966,844	$28,040,825	$—	$56,032,129	$6,147	$(112,633,886)	$(28,554,785)
Issuance of ordinary shares for settlement of debt and prepaid expenses	7,500,000	375,000	—	—	—	—	375,000
Issuance of ordinary shares for cash	20,000,000	744,655	—	—	—	—	744,655
Exercise of warrants	12,000,000	24,000	—	—	—	—	24,000
Reclassification of additional paid-in capital on exercise of warrants	—	1,463,321	—	(1,463,321)	—	—	—
Exercise of stock options	5,000,000	75,000	—	—	—	—	75,000
Reclassification of additional paid-in capital on exercise of stock options	—	189,968	—	(189,968)	—	—	—
Imputed interest	—	—	—	52,216	—	—	52,216
Stock options granted as compensation	—	—	—	1,221,071	—	—	1,221,071
Exchange difference on translating foreign operations	—	—	—	—	(6,885)	—	(6,885)
Net loss for the period	—	—	—	—	—	(3,647,650)	(3,647,650)

Balance, June 30, 2023	596,466,844	$30,912,769	$—	$55,652,127	$(738)	$(116,281,536)	$(29,717,378)

See accompanying notes to condensed interim consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

1.       Basis of presentation, nature of operations and going concern

ALR Technologies SG Ltd. (the “Company” or “ALRT” or “ALR Singapore”) was originally incorporated under the Companies Act of Singapore on May 16, 2020, as a wholly owned subsidiary of ALR Technologies Inc. (“ALR Nevada”). Upon completion of the Redomicile Merger (as defined herein), the Company became the parent of ALR Nevada.

ALR Nevada was incorporated under the laws of the state of Nevada on March 24, 1987 as Mo Betta Corp. In December 1998, ALR Nevada’s common stock began trading on the Bulletin Board operated by the National Association of Securities Dealers Inc. under the symbol “MBET.” On December 28, 1998, it changed its name from Mo Betta Corp. to ALR Technologies Inc., and its trading symbol was changed to “ALRT.”

On June 9, 2021, the Company incorporated a wholly owned subsidiary, Canada Diabetes Solution Centre, Inc. (“ALR Canada”), under the Business Corporations Act of Alberta.

Pursuant to an Agreement and Plan of Merger and Reorganization, dated May 17, 2022 (the “Redomicile Merger Agreement”), by and among ALR Singapore, ALR Nevada and ALRT Delaware, Inc., a Delaware corporation (“ALR Delaware”), ALR Delaware, a wholly owned subsidiary of ALR Singapore, merged with and into ALR Nevada, with ALR Nevada continuing as the surviving entity and a wholly owned subsidiary of ALR Singapore (the “Redomicile Merger”).

On November 7, 2022, the Company completed the Redomicile Merger resulting in ALR Nevada becoming the wholly owned subsidiary of ALR Singapore. On November 10, 2022, ALR Nevada filed a Form 15 resulting in it terminating its duty to file reports with the Securities and Exchange Commission as a result of the completion of the Redomicile Merger to which ALR Singapore acquired all of the issuance and outstanding shares of ALR Nevada.

The Company has developed its “Diabetes Solution”, which is a comprehensive approach to diabetes care for human health consisting of data collection, predictive A1C, insulin dosage adjustment suggestions, performance tracking, remote monitoring and diabetes test supplies. The Company has also developed an iteration of the Diabetes Solution for the animal health market, under the brand “GluCurve Pet CGM”.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

1.       Basis of presentation, nature of operations and going concern (continued)

These condensed interim consolidated statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). These condensed interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, as filed in our Annual Report on Form 20-F. In the opinion of the Company’s management, these condensed interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company’s financial position at June 30, 2023 and the results of its operations for the six months then ended. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year to end December 31, 2023. The 2022 year-end balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by U.S. GAAP.

The condensed interim consolidated statements are prepared in U.S. dollars and on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company incurred a significant loss over the six months ended June 30, 2023, of $3,647,650. As of June 30, 2023, the Company is unable to self-finance its operations, has a working capital deficit of $27,735,264, accumulated deficit of $116,281,536, limited resources, no source of operating cash flow and no assurance that sufficient funding will be available to conduct continued commercialization and product development activities. Even if the Company is able to finance its required commercialization or product development activities, there is no assurance the Company’s current projects will become commercially viable or profitable. The Company has debts comprised of accounts payable and accrued liabilities, interest payable, lines of credit and promissory notes payable totaling $28,255,826 currently due, due on demand or considered delinquent. There is no assurance that the Company will not face additional legal action from creditors regarding delinquent accounts payable, promissory notes payable and interest payable. Any one or a combination of these above conditions could result in the failure of the business and cause the Company to cease operations.

The Company’s ability to continue as a going concern is dependent upon the continued financial support of its creditors and its ability to obtain financing to fund working capital and overhead requirements, fund the development of the Company’s product line, and ultimately, the Company’s ability to achieve profitable operations and repay overdue obligations. Management has obtained short-term financing from related parties through line of credit facilities with available borrowing in principal up to $14,300,000. As of June 30, 2023, the total principal balance outstanding was $13,676,516. The resolution of whether the Company is able to continue as a going concern is dependent upon the realization of management’s plans. There can be no assurance that the Company will be able to raise any additional debt or equity capital from the sources described above or that the lenders in the line of credit arrangements will maintain the availability of borrowing from the line. If management is unsuccessful in obtaining short-term financing or achieving long-term profitable operations, the Company will be required to cease operations.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

1.       Basis of presentation, nature of operations and going concern (continued)

A significant portion of the Company’s debt is either due on demand or is in default, while continuing to accrue interest at its stated rate. The Company will seek to obtain creditors’ consents to delay repayment of the outstanding promissory notes payable and related interest thereto, until it is able to replace this financing with funds generated by operations, recapitalization with replacement debt or from equity financings through private placements. While some of the Company’s creditors have agreed to extend repayment deadlines in the past, there is no assurance that they will continue to do so in the future. In the past, creditors have successfully commenced legal action against the Company to recover debts outstanding. In those instances, the Company was able to obtain financing from related parties to cover the verdict or settlement; however, there is no assurance that the Company will be able to obtain the same financing in the future. If the Company is unsuccessful in obtaining financing to cover any potential verdicts or settlements, the Company will be required to cease operations.

The Company’s activities will necessitate significant uses of working capital beyond 2023. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s continued product development and distribution efforts. The Company plans to continue financing its operations with the lines of credit it has available and other sources of financing.

These condensed interim consolidated financial statements do not include any adjustments to the amounts and the classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.       Significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, as filed in our Annual Report on Form 20-F. In the opinion of the Company’s management, these condensed interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company’s financial position at June 30, 2023 and the results of its operations for the six months then ended. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year to end December 31, 2023. The 2022 year-end balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by U.S. GAAP.

The preparation of these condensed interim consolidated financial statements in conformity with U.S. GAAP for interim financial information, which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the period. These judgments, estimates and assumptions are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

2.       Significant accounting policies (continued)

Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, ALR Nevada and ALR Canada. The Canadian subsidiary is currently inactive. All significant intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

The presentation currency of the Company is the U.S. dollar.

The functional currency of each of the parent company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. Commencing January 1, 2023, the functional currency of the Company changed from the Singapore dollar (“SGD”) to the U.S. dollar. The functional currency of ALR Nevada remains the U.S. dollar and for ALR Canada, the Canadian dollar.

3.       Accounts payable and accrued liabilities

A summary of the accounts payable and accrued liabilities is as follows:

	June 30, 2023	December 31, 2022
Accounts payable	$1,069,855	$1,054,285
Accrued liabilities	238,035	288,587
	$1,307,890	$1,342,872

4.       Deferred revenue

During the six months ended June 30, 2023, the Company collected proceeds of $160,000 in relation to the delivery of GluCurve Pet CGM units in December 2022. A portion of the CGM hardware supplied to the Company did not meet the GluCurve Pet CGM specifications for the end users. As at June 30, 2023, the proceeds collected are recorded as deferred revenue. In December 2023 the Company agreed to refund or provide a credit towards the future purchase of the GluCurve Pet CGM units, aggregating $133,120. The balance of proceeds received of $26,880 will be recorded as revenues.

The Company is working with its supplier on a warranty claim for those CGM hardware units that did not meet specifications. To date, the Company has recovered $35,100 from the supplier (included in accounts receivable as at June 30, 2023 and received in September 2023) and have claims pending for a further $41,100 (included in accounts receivable), which the Company is uncertain as to the timing of collection.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

5.        Interest, advances and promissory notes payable and loan payable

a)       Promissory notes payable to related parties

A summary of activities of promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	Carrying Value
Balance, December 31, 2021	$3,041,966
Promissory notes received	405,350
Repayment of promissory notes	(405,350)
Transferred from promissory notes payable pursuant to private transaction	50,000
Balance, December 31, 2022 and June 30, 2023	$3,091,966

A summary of the promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	June 30, 2023	December 31, 2022
Promissory notes payable to relatives of directors collateralized by a general security agreement over all the assets of the Company, past maturity:
i. Interest at 1% per month	$720,619	$720,619
ii. Interest at 1.25% per month	51,347	51,347
iii. Interest at the U.S. bank prime rate plus 1%	100,000	100,000
iv. Interest at 0.5% per month	695,000	695,000

Promissory notes payable, unsecured, to relatives of a director, bearing interest at 1% per month, past maturity	1,525,000	1,525,000
Total Promissory Notes Payable to Related Parties	$3,091,966	$3,091,966

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

b)       Promissory notes payable

A summary of activities of promissory notes payable is as follows:

Promissory Notes Payable	Carrying Value
Balance, December 31, 2021	$2,213,368
Promissory notes received	244,358
Repayment of promissory notes	(244,358)
Transferred to promissory notes payable pursuant to private transaction	(50,000)
Balance, December 31, 2022 and June 30, 2023	$2,163,368

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

5.        Interest, advances and promissory notes payable and loan payable (continued)

b)       Promissory notes payable (continued)

A summary of the promissory notes payable is as follows:

Promissory Notes Payable	June 30, 2023	December 31, 2022
Unsecured promissory notes payable, past maturity:
i. Interest at 1% per month	$1,317,456	$1,317,456
ii. Interest at 0.667% per month	425,000	425,000
iii. Interest at 0.625% per month	150,000	150,000
iv. Non-interest-bearing	270,912	270,912
Total Promissory Notes Payable	$2,163,368	$2,163,368

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

c)       Interest payable

A summary of interest payable activity is as follows:

Interest Payable	Carrying Value
Balance, December 31, 2021	$4,110,647
Interest incurred on promissory notes payable	542,834
Transferred from lines of credit interest	9,250
Balance, December 31, 2022	4,662,731
Interest incurred on promissory notes payable	265,574
Interest payable retired through issuance of shares	(24,000)
Balance, June 30, 2023	$4,904,305

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000 (note 7(b)(i)).

Interest payable is due as follows:

Interest Payable	June 30, 2023	December 31, 2022
Interest payable to related parties	$1,683,908	$1,534,006
Interest payable	3,220,397	3,128,725
	$4,904,305	$4,662,731

The payment terms, security and any interest payable are based on the underlying promissory notes payable that the Company has outstanding.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

5.       Interest, advances and promissory notes payable and loan payable (continued)

d)       Loan payable

On September 6, 2022, ALR Singapore entered into a loan agreement (the “Loan Agreement”) with Kan Wan Chen Pte. Ltd. (“KWC”) whereby ALR Singapore received advances of SGD$2,500,000 from KWC. The loan will mature on March 31, 2024. The loan is secured by a general security interest in the assets of the Company. Any principal owing on maturity will be repaid concurrent with an additional 20% loan bonus, in lieu of any interest or other amounts. Prior to maturity, each unit of the GluCurve Pet CGM sold will result in payment, upon receipt of the proceeds of the sale, to KWC as follows (i) $5 payback of principal owing to KWC and (ii) $5 royalty payment representing consideration for borrowing the principal from KWC. ALR Singapore may redeem the principal at any time prior to the launch of the second generation GluCurve Pet CGM. Any principal repaid prior to this launch will not be subject to the royalty payments.

A director and Vice President (“VP”) of ALR Singapore is a director and significant shareholder of KWC, therefore KWC is a related party to the Company. The Company assumed the minimum amount payable at maturity will be SGD$3,000,000, which will equal to 120% of the principal amount outstanding of SGD$2,500,000 ($1,779,250).

The fair value measured upon recognition of the loan was determined by using a discounted cash flow analysis. To determine the discounted cash flow, the Company had to determine the discount rate to apply to record the loan at fair value at initial recognition. The discount rate selected at initial recognition has a significant impact on the amount recorded for the initial fair value of the loan. Since KWC is a related party, the Company considered the interest rates of similar long-term debt arrangements with similar terms to determine if the effective interest rate under the loan agreement was comparable to market interest rates. At the time the loan agreement was executed, the Company was in advanced negotiations for the distribution of the GluCurve Pet CGM and the manufacturing of the CGM systems incorporated therein, but they had not entered into any definitive agreements until November 2022.

The effective interest of the loan with the 20% loan bonus was calculated as 13%. Since GluCurve had not launched upon recognition of the loan and no definitive agreements were in place, the Company excluded the sale of GluCurve Pet CGM units from the cost of borrowing. During the six months ended June 30, 2023, the Company had not recognized revenue from the sale of GluCurve Pet CGM units and was unable to determine anticipated level of sales. As a result, the Company excluded the sale of GluCurve Pet CGM units from the cost of borrowing as at June 30, 2023.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

5.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

The Company determined that the market interest rate on a similar loan would be 18% based on market yield curves. Since the effective interest rate of the loan is below market rates, the Company is deemed to have received a benefit under the loan agreement. Using the market rate, the Company estimated the fair value of the loan received to be SGD$2,339,944 ($1,665,338). The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,339,944, totaling SGD$160,056 ($113,912) has been recorded to additional paid-in capital as a shareholder contribution made by KWC during the year ended December 31, 2022.

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

·	The loan will mature on September 30, 2024 (note 12(a));
·	No repayments are required by the Company until maturity;
·	Interest will accrue at a rate of Singapore prime plus 2% (note 12(a)) of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity;
·	Upon maturity and repayment of the principal and accrued interest, the Company will pay KWC a commercialization success fee equal to SGD$500,000;
·	The royalty repayment structure under the Loan Agreement be waived and no payments, principal, interest or otherwise are due against any sales of the Company, including any sales generated to date; and
·	The Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate was established based on the carrying value of the debt and the revised cash flows.

During the six months ended June 30, 2023, the Company recorded foreign exchange adjustment of $19,140 to loan payable. The Company recognized accreted interest expense of $22,634 (SGD$30,097). The Company also recognized borrowing costs (recorded in interest expense) of $70,704 (SGD$94,020) and accrued interest (recorded in interest expense) of $64,934 (SGD$86,781) (note 9).

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

5.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

A summary of loan payable activity is as follows:

Loan Payable	Carrying Value
Balance, December 31, 2021	$—
Loan proceeds received (SGD$2,500,000)	1,779,250
Proceeds allocated to additional paid-in capital as benefit	(113,912)
Accreted interest on loan	23,315
Borrowing cost (recorded in interest expense)	72,834
Foreign exchange adjustment	81,495
Balance, December 31, 2022	1,842,982
Accreted interest on loan	22,634
Borrowing cost (recorded in interest expense)	70,704
Accrued interest (recorded in interest expense)	64,934
Foreign exchange adjustment	(19,140)
Balance, June 30, 2023	$1,982,114

e)       Interest expense

During the period ended June 30, 2023, the Company incurred interest expense of $1,290,711 (2022 - $1,109,764) as follows:

·	$812,689 (2022 - $777,515) incurred on lines of credit payable as shown in note 5;
·	$265,574 (2022 - $277,421) incurred on promissory notes (notes 5(a) and 5(b));
·	$52,216 (2022 - $52,271) incurred from the calculation of imputed interest on accounts payable outstanding for longer than one year, advances payable and promissory notes payable, which had no stated interest rate;
·	$22,633 (2022 - $Nil) for accreted interest, $70,704 (2022 - $Nil) for borrowing costs and $64,934 (2022 - $Nil) for accrued interest on loan payable to KWC (notes 5(d) and 9); and
·	$1,961 (2022 - $2,557) interest on other items.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

6.        Lines of credit

A summary of lines of credit activity is as follows:

Lines of Credit	Total
Balance, December 31, 2021	$14,008,833
Advances received on lines of credit	727,986
Interest incurred on lines of credit	1,596,667
Interest transferred to promissory notes interest payable	(9,250)
Repayment of interest on lines of credit	(496,081)
Balance, December 31, 2022	15,828,155
Advances received on lines of credit	260,125
Interest incurred on lines of credit	812,689
Repayment of interest on lines of credit	(112,672)
Balance, June 30, 2023	$16,788,297

As of June 30, 2023, the Company had two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
Chairman and Chief Executive Officer (or “CEO”)	1% per Month	$10,300,000	Due on Demand	$10,300,000	$2,734,325	$13,034,325	General Security over Assets	General Corporate Requirements
VP	1% per Month	4,000,000	Due on Demand	3,376,516	377,456	3,753,972	General Security over Assets	General Corporate Requirements
Total		$14,300,000		$13,676,516	$3,111,781	$16,788,297

As of December 31, 2022, the Company has two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
Chairman and CEO	1% per Month	$10,300,000	Due on Demand	$10,300,000	$2,136,330	$12,436,330	General Security over Assets	General Corporate Requirements
VP	1% per Month	4,000,000	Due on Demand	3,116,391	275,434	3,391,825	General Security over Assets	General Corporate Requirements
Total		$14,300,000		$13,416,391	$2,411,764	$15,828,155

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

7.       Capital stock

a)	Authorized capital stock

i)	Ordinary shares

Unlimited ordinary shares without par value.

ii)	Preferred stock

Unlimited preferred shares without par value.

b)	Issued capital stock

During the period ended June 30, 2023:

i)	On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000. As a result of the warrant exercises, the Company reclassified $1,463,321 from additional paid-in capital to share capital on exercise of warrants.

ii)	On March 9, 2023, the Company issued 5,000,000 ordinary shares at a price of $0.05 per share with a value of $250,000 in exchange for the retirement of $111,000 of accounts payable. The Company recognized loss on debt settlement of $139,000.

iii)	On April 19, 2023, the Company issued 2,500,000 ordinary shares at a price of $0.05 per share with a value of $125,000 in exchange for the retirement of $72,000 in accounts payable and the prepayment of service fees of $53,000.

iv)	On May 24, 2023, the Company collected subscriptions of SGD$1,000,000 for future issuance of 20,000,000 ordinary shares at a price of SGD$0.05 per share. On June 20, 2023, the Company issued 20,000,000 ordinary shares at a price of $0.037 per share for an aggregate $744,655.

v)	On June 13, 2023, the Company issued 5,000,000 ordinary shares to a contractor pursuant to the exercise of stock options at a price of $0.015 per share, which were applied against accounts payable, for an aggregate $75,000. As a result of the stock option exercises, the Company reclassified $189,968 from additional paid-in capital to share capital on exercise of stock options.

vi)	The Company also extended commitment letters to two creditors offering them an aggregate 20,000,000 ordinary shares in exchange for the extinguishment of $1,584,000 (2022 - $1,540,000) in promissory notes and interest payable (note 9) from December 31, 2022 to December 31, 2023.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

7.       Capital stock (continued)

b)       Issued capital stock (continued)

During the year ended December 31, 2022:

vii)	On January 18, 2022, the Company issued a prospectus whereby it distributed 101,025,592 subscription rights to its shareholders to purchase ordinary shares of the Company at a price of $0.05 per share. The rights were set to expire on February 18, 2022, and subsequently extended to March 15, 2022. On such case-by-case basis, the Company allowed for the exercise of any such shares until April 1, 2022. On March 21, 2022, the Company recognized share subscriptions receivable of $25 pursuant to its registration statement and issued a total of 500 ordinary shares for gross proceeds of $25. Management had the right, at its discretion, to allocate unexercised subscription rights to non-shareholders within 150 days (August 12, 2022) following the expiration date of March 15, 2022. The subscription rights were cancelled on July 7, 2022.

viii)	The Company issued four parties an aggregate 9,250,000 ordinary shares at a fair value of $0.04 per share for a total of $370,000 in exchange for the retirement of $125,000 of accounts payable and $245,000 for bonuses issued. Included in the 9,250,000 ordinary shares were 1,000,000 ordinary shares for the settlement of $40,000 for a bonus issued to a related party (note 9).

8.        Additional paid-in capital

Stock options

A summary of stock option activity is as follows:

	Six Months Ended June 30, 2023		Year Ended December 31, 2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	321,700,000	0.043	5,497,001,500	$0.006
Granted	120,270,000	0.050	115,500,000	$0.050
Options exchanged for warrants upon Redomicile Merger (note 1)	—	—	(5,200,501,500)	$(0.004)
Exercised	(5,000,000)	(0.015)	—	$—
Cancelled	(25,000,000)	(0.050)	(90,300,000)	$(0.040)
Outstanding, end of period	411,970,000	0.045	321,700,000	$0.043

Exercisable, end of period	165,600,000	0.039	160,800,000	$0.037

During the period ended June 30, 2023:

i)	On January 25, 2023, the Company modified 20,500,000 options with an exercise price of $0.015 previously granted to a number of advisors and independent contractors by extending the expiry date from January 31, 2023 to December 31, 2025 resulting in the Company recognizing an additional $214,264.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

8.        Additional paid-in capital (continued)

Stock options (continued)

During the period ended June 30, 2023: (continued)

ii)	On February 21, 2023, the Company modified 80,000,000 options previously granted to a number of advisors and independent contractors by extending the vesting period under vesting terms, which have not been met, from December 31, 2022 and June 30, 2023 to December 31, 2023. The Company also modified 7,500,000 options previously granted to an independent contractor by amending the vesting wording.

iii)	Effective February 21, 2023, the Company:

1)	cancelled 25,000,000 stock options exercisable at $0.05 per option related to the termination of certain contractors; and
2)	granted an independent contractor the option to acquire 3,000,000 ordinary shares of the Company at a price of $0.05 per share until April 12, 2024. The fair value of the options granted totaling $138,435 was fully recorded at grant.

iv)	On June 30, 2023, the Company:

1)	granted the option to acquire an aggregate 117,270,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 14 employees and contractors. 3,600,000 options fully vested at grant, the remaining 113,670,000 options will vest according to performance or time-based conditions. As at June 30, 2023, 3,600,000 options have vested to date. The fair value of the options granted totaled $3,627,533, of which $2,699,538 related to stock options that have time-based vesting conditions and $927,995 related to stock options that have performance vesting conditions. During the period ended June 30, 2023, $111,359 related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $3,516,174 has not been recorded; and
2)	modified 108,200,000 options previously granted to a number of advisors, employees and independent contractors by extending the expiry dates to June 30, 2028. The fair value of the option modification totaled $562,517, of which $441,234 related to stock options that have time-based vesting conditions and $121,283 related to stock options that have performance vesting conditions. During the period ended June 30, 2023, $358,379 related to the stock options with time-based vesting conditions was recognized. The remaining fair value of $204,140 has not been recorded.

During the period ended June 30, 2023, the Company recorded a total of $1,221,071 in share-based compensation expense, $249,794 related to the vesting of stock options granted in 2023 and $971,277 related to the vesting of stock options granted in prior years, including the $572,643 from the modification of vesting terms of 128,700,000 options.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

8.        Additional paid-in capital (continued)

Stock options (continued)

During the year ended December 31, 2022:

v)	On March 18, 2022, the Company modified 70,000,000 options previously granted to a number of advisors and independent contractors by extending the vesting period under vesting terms, which have not been met, from September 30, 2021 and December 31, 2021 to December 31, 2022, and from June 30, 2022 to June 30, 2023.

vi)	On March 18, 2022, the Company amended 2,500,000 options previously granted to an individual on October 4, 2021 by vesting 1,000,000 options with performance conditions and cancelling the remaining 1,500,000 options. During the year ended December 31, 2022, $59,639 related to the 1,000,000 options that vested immediately was recorded.

vii)	Effective March 18, 2022, the Company cancelled 20,000,000 stock options exercisable at $0.015, 10,000,000 stock options exercisable at $0.035 and 28,500,000 exercisable at $0.05 related to the termination of certain contractors.

viii)	On April 27, 2022, the Company provided termination notice to a contractor. As a result, the contractor’s 30,000,000 stock options exercisable at $0.05 were cancelled, unvested, effective June 30, 2022.

ix)	On July 7, 2022, the Company granted the CEO the option to acquire 115,500,000 ordinary shares of the Company at a price of $0.05 per share until December 31, 2026. The Company cancelled the subscription rights to distribute 101,025,092 ordinary shares at a price of $0.05 pursuant to the prospectus (note 7(b)(vii)). The fair value of the options granted totaling $4,004,906 was fully recorded at grant.

x)	On November 25, 2022, the Company modified 5,300,000 options previously granted to a number of advisors and independent contractors by extending the expiry date from November 25, 2022 to December 31, 2025 resulting in the Company recognizing an additional $58,967.

During the year ended December 31, 2022, the Company recorded a total of $5,770,180 in compensation expense, $4,004,906 related to the vesting of stock options granted in 2022 and $1,765,274 related to the vesting of stock options granted in 2021, including the $58,967 from the modification of vesting terms of 5,300,000 options.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

8.        Additional paid-in capital (continued)

Stock options (continued)

Outstanding

The options outstanding at June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023			December 31, 2022
Expiry Date	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value
November 27, 2022	-	$-	-	-	$-	$-
January 31, 2023	—	$—	—	20,500,000	$0.015	$0.050
June 13, 2023	—	$—	—	5,000,000	$0.015	$0.050
March 14, 2024	6,650,000	$0.035	—	6,650,000	$0.035	$0.030
April 12, 2024	—	$—	—	—	$—	$—
April 12, 2024	2,250,000	$0.015	0.020	3,350,000	$0.015	$0.050
April 12, 2024	200,000	$0.030	0.005	200,000	$0.030	$0.035
May 6, 2024	13,000,000	$0.035	—	13,000,000	$0.035	$0.030
May 17, 2024	2,200,000	$0.035	—	19,400,000	$0.035	$0.030
May 17, 2024	23,500,000	$0.050	—	57,000,000	$0.050	$0.015
June 17, 2024	—	$—	—	—	$—	$—
August 16, 2024	—	$—	—	—	$—	$—
September 6, 2024	—	$—	—	—	$—	$—
October 3, 2024	1,000,000	$0.035	—	3,500,000	$0.035	$0.030
October 24, 2024	2,000,000	$0.035	—	2,000,000	$0.035	$0.030
December 11, 2024	—	$—	—	—	$—	$—
April 1, 2025	10,000,000	$0.035	—	10,000,000	$0.035	$0.030
May 31, 2025	10,000,000	$0.035	—	10,000,000	$0.035	$0.030
May 31, 2025	37,300,000	$0.050	—	57,300,000	$0.050	$0.015
December 31, 2025	22,400,000	$0.015	0.020	5,300,000	$0.015	0.050
December 31, 2025	24,000,000	$0.050	—	56,500,000	$0.050	$0.015
June 30, 2026	16,000,000	$0.050	—	26,000,000	$0.050	$0.015
September 30, 2026	16,000,000	$0.050	—	16,000,000	$0.050	$0.015
December 31, 2026	—	$—	—	10,000,000	$0.050	$0.015
June 30, 2028	4,500,000	$0.015	0.020	—	$—	$—
June 30, 2028	19,700,000	$0.035	—	—	$—	$—
June 30, 2028	201,270,000	$0.050	—	—	$—	$—
Total	411,970,000	$0.045	—	321,700,000	$0.043	$0.022

Weighted Average Remaining Contractual Life		3.64			2.21

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

8.        Additional paid-in capital (continued)

Stock options (continued)

The fair value of the stock options granted and vested was allocated as follows:

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Product development expense	$731,272	$118,586
Professional expense	36,582	17,916
Selling, general and administrative expenses	453,217	382,157

	$1,221,071	$518,659

The Company uses the fair value method for determining stock-based compensation for all options granted during the fiscal periods. The fair value was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Risk-free interest rate	4.15%	3.05%
Expected life	4.9	4.5
Expected dividends	0%	0%
Expected volatility	145%	123%
Forfeiture rate	0%	0%

The weighted average fair value for the options granted during the six months ended June 30, 2023 was $0.03 (year ended December 31, 2022 - $0.03).

Warrants

A summary of warrant activity is as follows:

	Six Months Ended June 30, 2023		Year Ended December 31, 2022
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	5,200,501,500	0.004	—	$—
Options exchanged for warrants (note 1)	—	—	5,200,501,500	$0.004
Exercised	(12,000,000)	(0.002)	—	$—
Outstanding and exercisable, end of period	5,188,501,500	0.004	5,200,501,500	$0.004

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

8.        Additional paid-in capital (continued)

Warrants (continued)

During the period ended June 30, 2023:

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable, for an aggregate $24,000.

During the year ended December 31, 2022:

On November 7, 2022, 5,200,501,500 stock options were exchanged for warrants of the Company upon close of the Redomicile Merger (note 1). There was no impact on the carrying value of the instruments as a result of the Redomicile Merger.

Outstanding

The warrants outstanding at June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023			December 31, 2022
Expiry Date	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value
April 12, 2024	4,913,001,500	$0.002	0.033	4,925,001,500	$0.002	$0.063
December 11, 2024	120,000,000	$0.015	0.020	120,000,000	$0.015	$0.050
December 31, 2026	155,500,000	$0.050	—	155,500,000	$0.050	$0.015
Total	5,188,501,500	$0.004	0.031	5,200,501,500	$0.004	$0.061

Weighted Average Remaining Contractual Life		0.88			1.38

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

9.       Related party transactions and balances

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022

Related party transactions included within interest expense:
Interest expense on promissory notes issued to relatives of the CEO of the Company	$163,902	$162,749
Interest expense on loan payable to a company controlled by the VP and immediate family members	$87,567	$—
Borrowing costs (recorded in interest expense) on loan payable to a company controlled by the VP and immediate family members	70,704	—
Interest expense on lines of credit payable to the CEO and the VP of the Company	$812,689	$777,515

Related party transactions included within selling, general and administrative expenses:
Consulting fees to the CEO of the Company accrued on the line of credit available to the Company	$—	$124,800
Salary and benefits paid to the CEO of the Company	$124,800	$—
Consulting fees to a director of the Company settled with issuance of common stock	$—	$40,000
Salary for services as VP Corporate and director of the Singapore subsidiary to the spouse of the Chairman and Chief Executive Officer of the Company	$22,448	$21,981
Salary for services as Secretary and Chief Legal Counsel of the Company	$4,490	$4,396
Selling, general and administrative expenses related to stock options granted to the Chief Legal Counsel of the Company	$42,264	$42,264
Consulting fees to a relative of the CEO of the Company	$40,000	$—
Rent paid to a company controlled by the VP and immediate family members	$—	$20,206

Interest on promissory notes payable to related parties, management compensation and compensation paid to a relative of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

As at June 30, 2023, $54,759 (2022 - $Nil) was included in accounts payable and accrued liabilities for salary and consulting fees owing to related parties.

The two creditors were issued commitment letters aggregating $1,584,000 (2022 - $1,540,000) and are relatives of the CEO of the Company (note 7(b)(vi)).

On March 9, 2023, the Company issued 12,000,000 ordinary shares to four individuals pursuant to the exercise of warrants at a price of $0.002 per share, which were applied against interest payable for an aggregate $24,000. Included herein were 7,000,000 ordinary shares issued to two relatives of the CEO for an aggregate $14,000 (note 7(b)(i)).

On September 6, 2022, ALR Singapore entered into a loan agreement with KWC, a related party to the Company (note 5(d)). The interest expense (imputed and accrued) and borrowing costs related to the loan payable have been recorded at the exchange amount.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

10.       Commitments and contingencies

a)	Contingencies

The Company has had three judgments against it relating to overdue promissory notes and accrued interest, and a fourth creditor has demanded repayment of an overdue promissory note and accrued interest. To date, the Company has not repaid any of these promissory notes and related accrued interest and could be subject to further action. The legal liability, totaling $1,310,000, of these promissory notes and related accrued interest have been fully recognized and recorded by the Company. The Company has accrued interest of $315,000 related to one of these promissory notes.

On December 22, 2020, a default judgment was entered against the Company in regard to one of the above noted judgments totaling $552,000, consisting of the principal amount of $300,000 and accrued interest of $252,000, as of the date of the Civil Summons.

b)	Commitments

i)	Management contract

Until August 4, 2022, the Company had a consulting arrangement with Mr. Sidney Chan, Chief Executive Officer and Chairman of the Board of Directors of the Company. Under the terms of the contract, Mr. Chan will be paid $240,000 per annum for services as CEO. The contract can be terminated at any time with thirty days’ notice and the payment of two years’ annual salary. Should the contract be terminated, all debts owed to Mr. Chan and his spouse must be immediately repaid. The initial term of the contract is for one year and automatically renews for continuous one-year terms. Also, under the terms of the contract are the following:

1)	Incentive revenue bonus

Mr. Chan will be entitled to a 1% net sales commission from the sales of any of the Company’s products at any time during his life, regardless if Mr. Chan is still under contract or employment with the Company.

2)	Sale of business

If more than 50% of the Company’s stock or assets are sold, Mr. Chan will be compensated for entering into non-compete agreements based on the selling price of the Company or its assets as follows:

i.	2% of sales price up to $24,999,999 plus
ii.	3% of sales price between $25,000,000 and $49,999,999 plus
iii.	4% of sales price between $50,000,000 and $199,999,999 plus
iv.	5% of sales price in excess of $200,000,000.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

10.       Commitments and contingencies (continued)

b) Commitments (continued)

i)	Management contract (continued)

2)       Sale of business (continued)

On August 4, 2022, ALR Singapore entered into an Employment Agreement with the Chairman and Chief Executive Officer with an effective date of July 1, 2022. The terms of the Employment Agreement were materially the same as the Services Agreement between the Company and the Chief Executive Officer, except as follows:

·	The incentive compensation, whereby Mr. Chan will earn a 1% commission from the sale of Company products has been amended to be in perpetuity and assignable. Previously, the commission was based on the lifetime of Mr. Chan; and
·	Mr. Chan has relinquished his right to the compensation on the sale of the business or assets of the Company or its affiliates.

In connection with entering into the Employment Agreement with ALR Singapore:

i.	Mr. Chan has been issued a bonus of $150,000 as consideration for the advancements to the GluCurve business unit;
ii.	The Services Agreement between the Company and Mr. Chan has terminated; and
iii.	Mr. Chan will continue to act as Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Treasurer of the Company.

This Employment Agreement was executed and the Services Agreement was terminated in connection with the Redomicile Agreement.

ii)	Manufacturing and Supply Agreement

On December 16, 2022, ALR Singapore entered into a Manufacturing and Supply Agreement (the “Supply Agreement”) with Infinovo Medical Co., Ltd. (“Infinovo”). Pursuant to the Supply Agreement, Infinovo will manufacture and supply certain continuous glucose monitoring components necessary to the Company’s diabetes management platform for animal health, known as “GluCurve”. The term of the Supply Agreement continues for three years from December 16, 2022, unless earlier terminated in accordance with the terms of the Supply Agreement. The Supply Agreement will automatically renew for additional one-year terms unless ALR Singapore or Infinovo provides written notice of its intent to terminate the Supply Agreement. The Supply Agreement provides for customary reasons to terminate the Supply Agreement for cause with immediate effect.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

11.       Operating segments

The Company has one operating segment, development of diabetes hardware and software. The Company’s geographical segments are summarized as follows:

	June 30, 2023	December 31, 2022
Current and Total Assets
Other	$4,700	$10,481
Singapore	585,812	154,458
United States	90,050	212,350
	$680,562	$377,289

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Revenue
Other	$—	$—
Singapore	—	2,023
United States	—	—
	$—	$2,023

Net Loss
Other	$—	$(1,457)
Singapore	(1,859,325)	(141,861)
United States	(1,788,325)	(2,749,297)
	$(3,647,650)	$(2,892,615)

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2023

($ United States)

(Unaudited)

12.       Subsequent events

a)	On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The loan will mature on December 31, 2024 instead of September 30, 2024 (note 5(d)); and
·	Interest will accrue at a rate of Singapore prime plus 1% (instead of 2% (note 5(d))) of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

b)	On October 19, 2023, the Company granted incentive compensation to certain key personnel (the “KP”) whereby the Company will issue a cashless loan (the “KP Loans”) to KP in order to exercise an aggregate 36,000,000 stock options to bring each KP’s aggregate holdings to 25,000,000 ordinary shares. Each of the KP Loans will have the following terms and conditions:

i)	KP shall make repayments of $15,000 per month commencing the earlier:
1)	GluCurve reaching monthly sales of 50,000 units, or
2)	September 30, 2024;
ii)	The repayments will be in the form of an offset against monthly compensation paid to KP;
iii)	In addition to the monthly installments, the KP Loans may be repaid, in full or in part, in as many additional installments that the KP wishes to make without penalty;
iv)	The loan will not bear interest;
v)	The loan will be secured by the underlying shares of the Company issued to KP;
vi)	Each repayment by KP will release from security the number of shares of the Company on the basis of the weighted average exercise under the arrangement; and
vii)	Should the consulting agreement between the Company and KP terminate for any reason, the loan amount remaining will be due within five business days except should KP die, then the amount will be repayable by their estate within 90 days, including through the surrender of the underlying ALRT shares.

In connection with this incentive compensation, the Company modified:

·	32,500,000 stock options previously granted to KP by modifying the exercise prices to $0.03 per share; and
·	Modified the vesting terms of 10,000,000 stock options to be fully vested at October 19, 2023.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of our Unaudited Condensed Interim Consolidated Financial Statements and Notes thereto that are contained in this quarterly report with a narrative from the perspective of management. You should also consider this information with the information included in our Annual Report on Form 20-F for the year ended December 31, 2022, and our other filings with the United States Securities and Exchange Commission (the “SEC”), including our quarterly and current reports that we have filed since December 31, 2022 through the date of this report. This report covers the six months ended June 30, 2023.

Forward-Looking Statements

The following information must be read in conjunction with the Unaudited Condensed Interim Consolidated Financial Statements and Notes thereto included in Item 1 of this Quarterly Report and the Audited Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis or Plan of Operations contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

This Form 6-K includes “forward-looking statements”, as such term is used within the meaning of the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” are not based on historical fact and involve assessments of certain risks, developments and uncertainties in our business looking to the future. Such forward-looking statements can be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, “believe”, or the negatives or other variations of these terms or comparable terminology. Forward-looking statements may include projections, forecasts or estimates of future performance and developments. Forward-looking statements contained in this Form 6-K are based upon assumptions and assessments that we believe to be reasonable as of the date of this report. Whether those assumptions and assessments will be realized will be determined by future factors, developments and events, which are difficult to predict and may be beyond our control. Actual results, factors, developments and events may differ materially from those we assumed and assessed. Risks, uncertainties, contingencies and developments, including those identified in the Risk Factors section of filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”), incorporated by reference herein, could cause our future operating results to differ materially from those set forth in any forward-looking statement. There can be no assurance that any such forward-looking statement, projection, forecast or estimate contained can be realized, or that actual returns, results or business prospects will not differ materially from those set forth in any forward-looking statement. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Except for the description of historical facts contained herein, the Form 6-K contains certain forward-looking statements concerning future applications of the Company’s technologies and the Company’s proposed services and future prospects, that involve risk and uncertainties, including the possibility that the Company will: (i) be unable to commercialize services based on its technology, (ii) be unable to achieve profitable operations, or (iii) not receive additional financing as required to support future operations, as detailed herein and from time to time in the Company’s future filings with the SEC and elsewhere. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Our condensed interim consolidated financial statements are stated in United States dollars and are prepared in accordance with U.S. GAAP.

In this quarterly report, unless otherwise specified, all references to “common shares” refer to the ordinary shares in our capital stock.

As used in this quarterly report, the terms “we”, “us”, “our”, the “Company” and “ALRT” mean ALR Technologies SG Ltd., unless otherwise indicated.

Overview

ALRT is a data management company that developed a comprehensive approach to diabetes care that includes: (i) a Food and Drug Administration (“FDA”) cleared and Health Insurance Portability and Accountability Act of 1996 compliant diabetes management system (as previously defined, the “Diabetes Solution”) that collects data directly from blood glucose meters (and which was subsequently modified to integrate with continuous glucose monitoring (“CGM”) devices), (ii) a patent pending Predictive A1C algorithm to track treatment success between lab reports, and (iii) an FDA-cleared Insulin Dosing Adjustment program. From this technology portfolio, the Company has developed the Diabetes Solution product for human health, and the GluCurve Pet CGM product, a modified version of the Diabetes Solution, for animal health (“GluCurve Pet CGM”).

The GluCurve Pet CGM is a solution to assist veterinarians to better determine the efficacy of insulin treatments and to help identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans. The GluCurve Pet CGM is available for pre-order in Canada. The Company is working with its supplier of CGM hardware to have sufficient quantity available to distribute to launch the next generation version of the GluCurve Pet CGM in the United States through its distributor.

Recent Developments

On January 25, 2023, we modified 20,500,000 options previously granted to a number of advisors and independent contractors by extending the expiry date from January 31, 2023 to December 31, 2025.

On February 21, 2023, we extended the commitment letters previously issued to two creditors who are relatives of the Chairman and Chief Executive Officer of the Company offering them an aggregate 20,000,000 ordinary shares in exchange for the extinguishment of $1,584,000 in promissory notes and interest payable from December 31, 2022 to December 31, 2023.

On February 21, 2023, we modified 80,000,000 options previously granted to a number of advisors and independent contractors by extending the vesting period under vesting terms, which have not been met, from December 31, 2022 and June 30, 2023 to December 31, 2023. The Company also modified 7,500,000 options previously granted to an independent contractor by amending the vesting wording.

Effective February 21, 2023, we cancelled 25,000,000 stock options exercisable at $0.05 related to the termination of certain contractors.

On February 21, 2023, the Company granted an independent contractor the option to acquire 3,000,000 ordinary shares of the Company at a price of $0.05 per share until April 12, 2024.

On March 9, 2023, we received warrant exercises to acquire an aggregate 12,000,000 ordinary shares at a price of $0.002 per share to be applied against interest payable to four individuals for an aggregate $24,000.

During March and April 2023, we entered into shares for debt agreements with two creditors to issue an aggregate 7,500,000 ordinary shares at a weighted average price of $0.05 per share for an aggregated purchase price of $375,000 in exchange for the retirement of $183,000 of accounts payable and the prepayment of service fees of $53,000 and recognized a loss on debt settlement of $139,000.

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

·	The loan will mature on September 30, 2024;
·	No repayments are required by ALRT until maturity;
·	Interest will accrue at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity;
·	Upon maturity and repayment of the principal and accrued interest, the Company will pay KWC a commercialization success fee equal to SGD$500,000;
·	The royalty repayment structure under the Loan Agreement be waived and no payments, principal, interest or otherwise are due against any sales of the Company, including any sales generated to date; and
·	The Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

On June 30, 2023, the Company:

a)	Granted the option to acquire an aggregate 117,270,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 14 employees and contractors.
b)	Modified 108,200,000 options previously granted to a number of advisors, employees and independent contractors by extending the expiry dates to June 30, 2028 and modified vesting terms for some of the options.

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The loan will mature on December 31, 2024 instead of September 30, 2024.
·	Interest will accrue at a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

On October 19, 2023, the Company granted incentive compensation to certain key personnel (the “KP”) whereby the Company will issue a cashless loan (the “KP Loans”) to KP in order for KP to exercise an aggregate 36,000,000 stock options to bring each KP’s aggregate holdings to 25,000,000 ordinary shares. Each of the KP Loans will have the following terms and conditions:

i.	KP shall make repayments of $15,000 per month commencing the earlier:
1)	GluCurve reaching monthly sales of 50,000 units, or
2)	September 30, 2024;
ii.	The repayments will be in the form of an offset against monthly compensation paid to KP;
iii.	In addition to the monthly installments, the loan m ay be repaid, in full or in part, in as many additional installments that the KP wishes to make without penalty;
iv.	The loan will not bear interest;
v.	The loan will be secured by the underlying shares of the Company issued to KP which shall be valued as the higher of:
a)	The fair value based on a quoted price or market price,
b)	The weighted average exercise of the ordinary shares acquired with the loan;

At any time KP may surrender the shares to the Company, in the quantity required based on their value hereunder, to extinguish the remaining amount of the loan;

vi.	Each repayment by KP will release from security the number of shares of the Company on the basis of the weighted average exercise under the arrangement; and
vii.	Should the services agreements between the Company and KP terminate for any reason, the loan amount remaining will be due within five business days, except should KP die, then the amount will be repayable by their estate within 90 days, including through the surrender of the underlying ALRT shares.

Related to the incentive compensation, the Company modified 32,500,000 stock options previously granted to KP by modifying the exercise prices to $0.03 per share. The vesting terms of 10,000,000 options were also modified to be fully vested at October 19, 2023.

Additional Financing

On May 24, 2023, the Company collected subscriptions of SGD$1,000,000 for future issuance of 20,000,000 ordinary shares at a price of SGD$0.05 per share. On June 20, 2023, the Company issued 20,000,000 ordinary shares at a price of $0.037 per share for an aggregate $744,655.

On June 13, 2023, the Company issued 5,000,000 ordinary shares to a contractor pursuant to the exercise of stock options at a price of $0.015 per share, which were applied against accounts payable for an aggregate $75,000.

Results of Operations

Six months ended June 30, 2023 and 2022

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Revenue	$—	2,000	(2,000)	(100)
Cost of revenue	—	(1,000)	1,000	(100)
Gross margin	—	1,000	(1,000)	(100)

Operating Expenses
Product development costs	935,000	250,000	685,000	274
Professional fees	290,000	525,000	(235,000)	(45)
Selling, general and administrative	993,000	1,009,000	(16,000)	(2)
Total operating expenses	2,218,000	1,784,000	434,000	24

Loss before other items	2,218,000	1,783,000	435,000	24

Other Items
Interest expense	1,291,000	1,110,000	181,000	16
Loss on settlement of debt	139,000	—	139,000	100
Total other items	1,430,000	1,110,000	320,000	29

Net Loss	$3,648,000	2,893,000	755,000	26

Our net loss for the six months ended June 30, 2023 was 26% ($755,000) higher than the net loss at June 30, 2022. We highlight the following section “Loss before other items and share-based compensation”.

Loss before Other Items and Share-based Compensation

Loss before other items and share-based compensation was $268,000 (21%) lower during the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. We highlight that loss before other items and share-based compensation is a “non-GAAP financial measure”. This measure is calculated by removing those items from the net loss presented on our condensed interim consolidated statements of operations. This measure does not have a standardized meaning under U.S. GAAP. Management uses this measure internally to evaluate its results of operations, as it removes the impact of share-based compensation, non-operational losses and interest accretion.

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)

Loss Before Other Items	$2,218,000	1,783,000	435,000	24
Share-based compensation included in selling, general and administrative expenses, professional fees and product development costs	1,221,000	519,000	702,000	135
Loss Before Other Items and Share-based Compensation	$997,000	1,264,000	(267,000)	(21)

The loss before other items and share-based compensation for the six months ended June 30, 2023 decreased by $268,000 primarily due to decreased professional fees related to the Redomicile Merger incurred during the six months ended June 30, 2022.

Selling, General and Administrative

Selling, general and administrative costs incurred consist of salaries and consulting fees of management personnel, share-based compensation for incentive options vested to management personnel, travel and trade show costs, rent of the Company’s corporate office, website development costs and general costs incurred through day-to-day operations.

During the period, the Company had decreased selling, general and administrative operating expenses, as compared to the same period in 2022. The selling, general and administrative expenses, excluding share-based compensation, decreased by $88,000 during 2023, as compared to 2022, primarily driven by a decrease in salaries, payroll expenses and consulting fees paid to personnel related to the termination of certain consulting contracts, offset by an increase in travel expenses and fees paid related to commercialization plans for our GluCurve Pet CGM product in the current period.

The components of selling, general and administrative expenses and the changes therein can be seen as follows:

Selling, general and administrative:	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)
Salaries and consulting fees	$365,000	$518,000	$(153,000)
Travel and trade shows	58,000	6,000	52,000
Website and information technology	21,000	13,000	8,000
Transfer agent, filing fees and quotation costs	16,000	15,000	1,000
Market research consulting fees	32,000	10,000	22,000
Shareholder communications	12,000	28,000	(16,000)
Foreign exchange	(17,000)	8,000	(25,000)
Other general and administrative costs	53,000	29,000	24,000
Subtotal	540,000	627,000	(87,000)
Share-based compensation	453,000	382,000	71,000
Total	$993,000	$1,009,000	$(16,000)

Product development costs

Substantially all of the product development costs incurred related to (i) services provided by our contractors; (ii) expenses incurred for product development, and (iii) share-based compensation expense related to options granted and vested to our development team.

Product Development Costs:	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)
Consulting fees and other amounts	$204,000	$131,000	$73,000
Share-based compensation	731,000	119,000	612,000
Total	$935,000	$250,000	$685,000

The increase in product development costs during the current period is related to an increase in personnel, as compared to the same period in the prior year, the grant of and modification of stock options outstanding to the technical team of the Company for long-term incentive compensation, and amounts incurred to procure and test CGM hardware.

Professional fees

Professional fees incurred consists of consulting and advisory fees of certain professionals retained, audit fees, tax consultant fees, recruiter fees, legal fees and share-based compensation for options vested to professionals. Excluding the difference in net loss attributed to the vesting of stock options, professional fees decreased by $254,000 for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The decreases in professional fees were mainly due to decrease in accounting and legal fees in the current period compared to the comparative period of the prior year, as the Redomicile Merger Transaction closed in Q4 2022.

Professional fees:	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)
Corporate auditor	$8,000	$29,000	$(21,000)
Accounting fees	150,000	203,000	(53,000)
Tax consultant fees	3,000	14,000	(11,000)
Legal fees	92,000	260,000	(168,000)
Market consultants and outreach	—	1,000	(1,000)
Subtotal	253,000	507,000	(254,000)
Share-based compensation	37,000	18,000	19,000
Total	$290,000	$525,000	$(235,000)

Interest expense

Interest expense was from the following sources for the six months ended June 30, 2023 and 2022:

Interest expense:	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)
Interest expense incurred on promissory notes	$266,000	$277,000	$(11,000)
Interest expense incurred on lines of credit	813,000	778,000	35,000
Imputed interest on zero interest loans	52,000	52,000	—
Imputed interest on loan payable	23,000	—	23,000
Borrowing costs on loan payable	71,000	—	71,000
Accrued interest on loan payable	65,000	—	65,000
Other interest	1,000	3,000	(2,000)
Total	$1,291,000	$1,110,000	$181,000

Interest on Promissory Notes

There were no changes in the amount of promissory notes outstanding as at June 30, 2023 compared to 2022. The Company received an advance from a shareholder for SGD$270,000 (US$200,000), with a fixed interest amount of SGD$8,000, during the six months ended June 30, 2022. The interest incurred on promissory notes was consistent during the six months ended June 30, 2023 and 2022.

Interest on Lines of Credit

We have two line of credit facilities with balances as follows:

Lines of credit:	As At June 30, 2023	As At December 31, 2022
Line of credit provided by Sidney Chan	$10,300,000	$10,300,000
Line of credit provided by Christine Kan	3,377,000	3,116,000
Total	$13,677,000	$13,416,000

The principal balance of the lines of credit due to Mr. Sidney Chan and Ms. Christine Kan increased due to advances from Mr. Chan and Ms. Kan under the lines of credit to finance our operations.

We incurred interest on the lines of credit as follows:

Interest expense on lines of credit:	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)
Interest expense incurred on the line of credit from Sidney Chan during the period	$618,000	$617,000	$1,000
Interest expense incurred on the line of credit from Christine Kan during the period	195,000	161,000	34,000
Total	$813,000	$778,000	$35,000

Imputed Interest

During the periods ended June 30, 2023 and 2022, we had certain zero interest promissory notes and accounts payable in excess of one year. Pursuant to our accounting policy, these zero interest amounts are considered to be financing items in nature and are assigned a deemed interest rate (1% per month). The interest incurred on these is expensed as imputed interest, and instead of increasing our liabilities, it is allocated to equity under the financial statement line item “additional paid-in capital”. The change from the prior period is related to the discussion included under “Interest on Promissory Notes” above.

Imputed Interest and Borrowing Costs on Loan Payable

During the 2022 fiscal year, we entered into the KWC Loan Agreement whereby we received proceeds of SGD$2,500,000. Under the terms of the KWC Loan Agreement, we may repay the principal owing thereunder at any time prior to the launch of our next generation GluCurve Pet CGM product, in whole or in part, at our option, with a payment equal to 120% of such principal amount owing. Any such principal amounts repaid prior to the launch of our second generation GluCurve Pet CGM product will not be subject to the royalty payment described herein. Subject to the foregoing, we are obligated to pay KWC $10 from the sale of each unit of our GluCurve Pet CGM sensors sold to our distributor, which will be accounted for as follows: (i) $5 as a reduction in the principal balance owing to KWC, and (ii) $5 as a royalty payment to compensate KWC for the cost of the principal advances. The loan is scheduled to mature on March 31, 2024, at which time, an amount equal to 120% of the principal then outstanding will be due and payable to KWC.

On June 20, 2023, the KWC Loan Agreement was amended as follows: (i) the loan will mature on September 30, 2024, (ii) no repayments are required by the Company until maturity, (iii) interest will accrue at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023; interest will be payable on maturity, (iv) upon maturity and repayment of the principal and accrued interest, the Company will pay KWC a commercialization success fee equal to SGD$500,000, (v) the royalty repayment structure under the Loan Agreement will be waived and no payments, principal, interest or otherwise are due against any sales of the Company, including any sales generated to date, and (vi) the Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate was established based on the carrying value of the debt and the revised cash flows.

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows: (i) the loan will mature on December 31, 2024 instead of September 30, 2024, and (ii) interest will accrue at a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

An Officer and Director of ALRT is a director and significant shareholder of KWC, therefore KWC is a related party to the Company. We recognized imputed interest and borrowing costs on the KWC Loan Agreement, as we determined the loan was issued at below market rates of interest.

The fair value measured upon recognition of the loan was determined by using a discounted cash flow analysis. To determine the discounted cash flow, we had to determine the discount rate to apply to record the loan at fair value at initial recognition. The discount rate selected at initial recognition has a significant impact on the amount recorded for the initial fair value of the loan. Since KWC is a related party, we considered the interest rates of similar long-term debt arrangements with similar terms to determine if the effective interest rate under the KWC Loan Agreement was not comparable to market interest rates. At the time the Loan Agreement was executed, we were in advanced negotiations for the distribution of our GluCurve Pet CGM product and the manufacturing of the CGM systems incorporated therein, but we had not entered into any definitive agreements prior to entering into the KWC Loan Agreement.

The effective interest of the loan with the 20% loan bonus was calculated as 13%. Since our GluCurve Pet CGM product had not launched upon recognition of the loan under the KWC Loan Agreement and no definitive agreements were in place, we excluded the sale of our GluCurve Pet CGM units from the cost of borrowing.

We determined that the market interest rate would be 18% based on market yield curves. Since the effective interest rate of the loan is below the market rate, we are deemed to have received a benefit under the KWC Loan Agreement. The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,340,000, totaling SGD$160,000 ($114,000) has been recorded to additional paid-in capital as a shareholder contribution made by KWC. During the period ended June 30 2023, we recognized imputed interest expenses by recording $23,000 (2022 - $Nil) to interest expense. During the period ended June 30 2023, we also recognized borrowing costs and accrued interest expenses by recording $71,000 (2022 - $Nil) and $65,000 (2022 - $Nil), respectively, to interest expense.

Liquidity and Capital Resources

Working Capital	As At June 30, 2023	As At December 31, 2022	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)
Current Assets	$681,000	377,000	304,000	81
Current Liabilities	28,416,000	27,089,000	1,327,000	5
Working Capital Deficiency	$(27,735,000)	(26,712,000)	(1,023,000)	4

We have a severe working capital deficiency. We do not have the ability to service our current liabilities for the next 12 months and are reliant on our line of credit facilities to meet our ongoing operations. Until we have revenue-producing activities that exceed our operating requirements, we will be unable to service our current liabilities and the working capital deficit will continue to increase. As of the date of this Report, we have commenced commercial revenue-generating activities, but have yet to recognize any revenue. We expect to generate revenues in 2024 through the sale of our GluCurve Pet CGM product. There is substantial doubt about our ability to repay our current liabilities in the near term or any time in the future, which could ultimately lead to business failure.

Current Assets

The Company has current assets of $681,000 at June 30, 2023, as compared to $377,000 at December 31, 2022. Current assets are as follows:

	June 30, 2023	December 31, 2022	Change ($)	Change (%)
Cash	$411,000	149,000	262,000	176
Accounts receivable	185,000	—	185,000	100
Prepaid expenses	85,000	228,000	(143,000)	(63)
Total current assets	$681,000	377,000	304,000	81

Current Liabilities

The Company has current liabilities of $28,416,000 at June 30, 2023, as compared to $27,089,000 at December 31, 2022. Current liabilities are as follows:

	June 30, 2023	December 31, 2022	Change ($)	Change (%)
Accounts payable and accrued liabilities	$1,308,000	1,343,000	(35,000)	(3)
Deferred revenue	160,000	—	160,000	100
Promissory notes to related parties	3,092,000	3,092,000	—	—
Promissory notes	2,163,000	2,163,000	—	—
Interest payable	4,905,000	4,663,000	242,000	5
Lines of credit from related parties	16,788,000	15,828,000	960,000	6
Total current liabilities	$28,416,000	27,089,000	1,327,000	5

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of trade payables and accrued liabilities of the Company with accounts payable totaling approximately $1,070,000 and accrued liabilities totaling approximately $238,000. Approximately $600,000 of accounts payable is more than one year old with the majority of these being more than ten years old.

The fluctuations in accounts payable occurred in the regular course of business.

Deferred revenue

During the six months ended June 30, 2023, the Company collected proceeds of $160,000 in relation to the delivery of GluCurve Pet CGM units in December 2022. A portion of the CGM hardware supplied to the Company did not meet the GluCurve Pet CGM specifications for the end users. As at June 30, 2023, the proceeds collected are recorded as deferred revenue, as the Company and its customer were evaluating the extent of the hardware deficiencies. In December 2023 the Company agreed to refund or provide a credit towards the future purchase of the GluCurve Pet CGM units, aggregating approximately $133,000. The balance of proceeds received of approximately $27,000 will be recorded as revenues.

The Company is working with its supplier on a warranty claim for those CGM hardware units that did not meet specifications. To date, the Company recovered $35,100 from the supplier (included in accounts receivable as at June 30, 2023 and received in September 2023) and have claims pending for a further $41,100 (included in accounts receivable), which the Company is uncertain as to the timing of collection.

Promissory notes and promissory notes payable to related parties

As at June 30, 2023, we had promissory notes with 20 individuals or corporations that related to historical amounts borrowed. With the exception of the SGD$340,000 advanced for promissory notes and $50,000 and SGD$500,000 received for promissory notes from related parties during the year ended December 31, 2022, the principal of which was all repaid in August 2022, there has been no new activity for several years. All of the promissory notes are past due and continue to accrue interest at their respective legal rates of interest (mostly 1% per month).

During the year ended December 31, 2022, the Company received an advance from two shareholders for SGD$340,000 ($244,000), with a fixed interest amount of $10,000, due August 31, 2022. The principal amount of SGD$150,000 was repaid to one lender in July 2022 and the remaining balance of SGD$190,000 was repaid in August 2022. The Company also received advances from two related parties for $50,000, with a fixed interest amount of $4,000, due August 31, 2022. The principal amount of $50,000 was repaid in August 2022. In July 2022, the Company received an advance from a related party for SGD$500,000 ($355,350), with interest of $150 per day, due August 31, 2022. The principal amount of SGD$500,000 was repaid in July 2022.

Interest payable

Interest payable relates to the unpaid interest expense incurred on the promissory notes and promissory notes to related parties. The change from December 31, 2022 to June 30, 2023 relates to $266,000 of accrued interest incurred on promissory notes at their stated rates of interest and $24,000 relates to interest retired through issuance of ordinary shares.

All of the underlying promissory notes, except for the promissory notes received during fiscal 2022, and related interest payable are overdue.

Lines of credit

As of June 30, 2023, total lines of credit payable was $16,788,000 (December 31, 2022 - $15,828,000), an increase of $960,000. We have borrowed total lines of credit principal of $13,677,000 (December 31, 2022 - $13,416,000). During the June 30, 2023 period, we incurred interest expense of $813,000 (2022 - $778,000).

The increase in the lines of credit payable of $960,000 is attributable to borrowings of:

·	$260,000 to fund our operations, product development activities, overhead, and its sales and marketing program;
·	$813,000 of unpaid interest incurred on the principal of the borrowed amounts; and
·	$113,000 of interest repayment toward interest payable.

Line of Credit from Ms. Christine Kan

We obtained a line of credit of $1,000,000 from Ms. Christine Kan in March 2010. The loan was unsecured with interest payable on funds borrowed at 1% per month. These proceeds were used for working capital and the continued development of our technologies and product. On January 3, 2011, the creditor granted us an increase in the borrowing limit from $1,000,000 to $2,000,000 and further increased to $4,000,000 on December 10, 2021. As of June 30, 2023, we have borrowed $3,377,000 (December 31, 2022 - $3,116,000) and have accrued interest outstanding of $377,000 (December 31, 2022 - $275,000). During the June 30, 2023 period, we borrowed $261,000 (year ended December 31, 2022 - $648,000), incurred interest of $195,000 (year ended December 31, 2022 - $362,000), and extinguished accrued interest of $93,000 (year ended December 31, 2022 - $198,000) through cash payments during 2023 and 2022.

Line of Credit from Mr. Sidney Chan

On March 6, 2011, we obtained a $2,500,000 line of credit from Mr. Sidney Chan. Under the terms of the arrangement, the amount we borrowed bears simple interest at a rate of 1% per month. The amount borrowed is secured by a general security agreement over our assets and is due on demand. Originally, the line of credit was for a comprehensive marketing program, but subsequently was amended to be for general corporate purposes. On April 1, 2014, Mr. Chan executed an amending agreement with the Company whereby Mr. Chan increased the borrowing limit of the line of credit he has provided to us from $4,000,000 to $5,500,000. On May 29, 2015, the borrowing limit was further increased to $7,000,000. On July 1, 2016, the borrowing limit was further increased to $8,500,000 and, on December 11, 2019, increased further to $10,300,000. As of June 30, 2023, we have borrowed $10,300,000 (December 31, 2022 - $10,300,000) and have accrued interest outstanding of $2,734,000 (December 31, 2022 - $2,136,000). During the June 30, 2023 period, we borrowed $Nil (year ended December 31, 2022 - $79,000), incurred interest of $618,000 (year ended December 31, 2022 - $1,235,000), extinguished accrued interest of $20,000 (year ended December 31, 2022 - $298,000) through cash payments during 2023 and 2022, and transferred $Nil (year ended December 31, 2022 - $9,000) to interest payable pursuant to a private transaction.

Cash Flows

Cash Flows	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)
Cash flows used in Operating Activities	$(622,000)	$(707,000)	$85,000
Cash flows provided by Financing Activities	892,000	595,000	297,000
Effect of foreign exchange on cash	(7,000)	5,000	(12,000)
Net Increase (Decrease) in Cash During Period	$263,000	$(107,000)	$370,000

Cash Balances and Working Capital

As of June 30, 2023, the Company’s cash balance was $411,000 compared to $149,000 as of December 31, 2022. The Company does not have sufficient cash on hand to fund its requirements for the 2023 fiscal year and will need to secure additional financing.

Cash Used in Operating Activities

Cash we used in operating activities during the six months ended June 30, 2023 was $622,000 in comparison with $707,000 used during the six months ended June 30, 2022. Our expenditures used to fund operations were as follows (approximate amounts):

Cash Used in Operating Activities Reconciliation	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)
Net loss	$(3,648,000)	$(2,893,000)	$(755,000)
Share-based compensation incurred for product development costs; selling, general and administrative; and professional fees	1,221,000	519,000	702,000
Non-cash imputed interest expense	52,000	52,000	—
Unrealized foreign exchange	(19,000)	—	(19,000)
Interest accretion on loan payable	23,000	—	23,000
Borrowing costs on loan payable	71,000	—	71,000
Accrued interest on loan payable	65,000	—	65,000
Loss on debt settlement	139,000	—	139,000
Bonuses settled by issuance of shares	—	245,000	(245,000)
Accounts receivable	(185,000)	—	(185,000)
Retainers and prepaid services	194,000	(10,000)	204,000
Net purchases with balances owing in accounts payable and accrued liabilities	226,000	325,000	(99,000)
Deferred revenue	160,000	—	160,000
Accrued interest on lines of credit	813,000	778,000	35,000
Accrued interest from promissory notes	266,000	277,000	(11,000)
Cash used in operating activities	(622,000)	(707,000)	85,000

The expenditures incurred were to fund the operating activities of the business.

Cash Proceeds from Financing Activities

Cash sourced by us from financing activities during the six months ended June 30, 2023 was $892,000 in comparison with $595,000 during the six months ended June 30, 2022. The funds were sourced as follows:

Cash from Financing Activities Reconciliation	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022	Amount ($) Increase / (Decrease)
Proceeds from sales of ordinary shares	745,000	—	745,000
Proceeds from promissory notes	—	294,000	(294,000)
Proceeds from lines of credit	260,000	438,000	(178,000)
Repayment of lines of credit interest	(113,000)	(137,000)	24,000
Cash provided by financing activities	892,000	595,000	297,000

Short- and Long-term Liquidity

As of June 30, 2023, we do not have the current financial resources and committed financing to enable the Company to meet its administrative overhead, product development budgeted costs and debt obligations over the next twelve months.

The majority of our debt financing is due on demand or overdue. We will seek to obtain creditors’ consents to delay repayment of these loans until we are able to replace these financings with funds generated by operations, replacement debt, or from equity financings through private placements or the exercise of options and warrants. While our creditors have agreed to extend repayment deadlines in the past, there is no assurance that they will continue to do so in the future. We have faced litigation from creditors in the past and have been issued consent judgments by more than one creditor. There is no assurance that additional creditors will not make claims against us in the future. Failure to obtain either replacement financing or creditor consent to delay the repayment of existing financing could result in us having to cease operations.

Tabular Disclosure of Contractual Obligations:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Accounts payable and accrued liabilities	$1,308,000	$1,308,000	$—	$—	$—
Deferred revenue	160,000	160,000	—	—	—
Promissory notes to related parties	3,092,000	3,092,000	—	—	—
Promissory notes	2,163,000	2,163,000	—	—	—
Interest payable	4,905,000	4,905,000	—	—	—
Lines of credit	16,788,000	16,788,000	—	—	—
Loan payable	1,982,000	—	1,982,000	—	—
	$30,398,000	$28,416,000	$1,982,000	$—	$—

We will continue to use the funds available from the lines of credit to cover administrative overhead and product development requirements until such time as we can establish cash flows from operations. In the next year, we anticipate the amount borrowed under the lines of credit to increase and the further requirement to source additional funds, as we expect to commercially launch our GluCurve product during 2023 and proceed with activities to launch our Diabetes Solution product with CGM for Human Health.

Critical Accounting Policies and Going Concern

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023, which have been prepared in accordance with U.S. GAAP.

The preparation of these condensed interim consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We base our estimates on historical and anticipated results, trends and various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ materially from our estimates.

The Company’s condensed interim consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. See note 1 of the condensed interim consolidated financial statements.

Due to our being a development stage company and not having generated significant revenues, in the notes to our condensed interim consolidated financial statements, we have included disclosure regarding concerns about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Not applicable. The Company is a smaller reporting company as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

ITEM 4.	CONTROLS AND PROCEDURES.

Under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on this assessment, we found our disclosure controls and procedures to be not effective due to insufficient written policies and procedures for reporting requirements and accounting and financial reporting with respect to the requirements and application of U.S. GAAP and SEC disclosure requirements.

This assessment is consistent with the evaluation by Company’s management of our internal controls over financial reporting, as set forth in Item 9A of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

While the Company is working to remedy these deficiencies as its business activities evolve, there were no changes in our internal controls over financial reporting during the quarter ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

There were no other changes from the period beginning April 1, 2023 to the date of this Form 6-K.

ITEM 1A.	RISK FACTORS.

Not applicable. We are a smaller reporting company as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.

As at June 30, 2023, the Company had promissory notes payable and related interest payable, totaling $10,160,000 in default.

ITEM 5.	OTHER INFORMATION.

None.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of December 2023.

ALR TECHNOLOGIES SG LTD.
(Registrant)

BY:	SIDNEY CHAN
Sidney Chan
Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Secretary/Treasurer and Director